BIOMASS SECURE POWER INC.
(A Development Stage Company)

INTERIM FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

(Unaudited)

(Amended and refiled – See Note 13)

Amended – see Note 13

BIOMASS SECURE POWER INC.

INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2010

Responsibility for financial statements

The accompanying interim financial statements for Biomass Secure Power Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States consistently applied. The most significant of these accounting principles have been set out in the annual June 30, 2010 audited financial statement. Only changes in accounting information have been disclosed in these interim financial statements. These interim statements have been presented on the accrual basis of accounting. Therefore estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the interim financial statements, management is satisfied that these interim financial statements have been fairly presented.

Auditor involvement

The Company’s auditors, BDO Dunwoody LLP have not performed a review of the unaudited interim consolidated financial statements for the six month period ended December 31, 2010.

(signed) Jim Carroll
Director

Amended – see Note 13

BIOMASS SECURE POWER INC.
(A development stage company)
INTERIM BALANCE SHEETS
(Unaudited)

	December 31, 2010	June 30, 2010

ASSETS

Current
Cash	$944	$-
Amounts receivable	12,759	-
Prepaid expenses and deposit	63,000	63,000
	76,703	63,000
Property and equipment (Note 6)	494	644
	$77,197	$63,644

LIABILITIES

Current
Bank indebtedness	$-	$26
Accounts payable and accrued liabilities	143,558	110,955
Due to related parties (Notes 7, 9 and 10)	474,854	297,801
	618,412	408,782

STOCKHOLDERS’ EQUITY

Common stock (Note 8)	5,680,217	5,680,217
Contributed surplus	53,221	53,221
Accumulated deficit from prior operations	(5,253,808)	(5,253,808)
Accumulated deficit during development stage	(1,020,845)	(824,768)
	(541,215)	(345,138)
	$77,197	$63,644

Commitments (Notes 9 and 11)

Approved by the Board of Directors:

“Slawomir Kownacki”	“James Carroll”
Slawomir Kownacki, Director	James Carroll, Director

The accompanying notes are an integral part of these consolidated financial statements

Amended – see Note 13

BIOMASS SECURE POWER INC.
(A development stage company)
INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
For the Three and Six Months Ended December 31
(Unaudited)

	Three Months Ended		Six Months Ended		From July 1, 2007, the date of entering into the development stage, to December 31, 2010
	December 31,		December 31,
	2010	2009	2010	2009

Expenses
Amortization	$75	$80	$150	$100	$400
Management fees (Note 10)	60,000	30,000	120,000	60,000	764,813
Office and general administrative	3,140	835	4,127	3,702	46,445
Professional fees	71,913	-	66,011	-	123,791
Shareholder communication	-	-	-	-	27,000
Transfer agent and filing	(655)	2,475	877	6,018	36,229
Travel	2,375	18	4,912	1,514	22,167
Net loss and comprehensive loss for the period	$(136,848)	$(33,408)	$(196,077)	$(71,334)	$(1,020,845)

Basic and diluted loss per share	$(0.000)	$(0.000)	$(0.000)	$(0.000)

Weighted average shares outstanding	235,099,866	235,099,866	235,099,866	235,099,866

The accompanying notes are an integral part of these consolidated financial statements

Amended – see Note 13

BIOMASS SECURE POWER INC.
(A development stage company)
STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
For the Years Ended June 30 and the Period Ended December 31, 2010
(Unaudited)

	Share capital		Contributed surplus	Deficit from prior operations	Deficit during develop stage	Total
	Number	Amount
Balance, June 30, 2007	96,502,717	$5,090,086	$53,221	$(5,253,808)	$-	$(110,501)
Capital stock issued for debt on August 29, 2007 at $0.0075 per share	1,487,881	11,159	-	-	-	11,159
Capital stock issued for expenses incurred on behalf of the Company on August 29, 2007 at $0.0075 per share	1,356,444	10,173	-	-	-	10,173
Capital stock returned to treasury on October 23, 2007	(3,000,000)	-	-	-	-	-
Capital stock issued for expenses incurred on behalf of the Company on February 5, 2008 at $0.0031 per share	5,780,463	17,919	-	-	-	17,919
Capital stock issued for debt on February 5, 2008 at $0.0031 per share	20,000,000	62,000	-	-	-	62,000
Capital stock issued for management fees on February 5, 2008 at $0.0031 per share	20,000,000	62,000	-	-	-	62,000
Capital stock issued for directors fees on June 30, 2008 at $0.0045 per share	3,750,000	16,875	-	-	-	16,875
Capital stock issued for management fees on June 30, 2008 at $0.0045 per share	30,000,000	135,000	-	-	-	135,000
Capital stock issued for expenses incurred on behalf of the Company on June 30, 2008 at $0.0045 per share	5,007,415	22,534	-	-	-	22,534
Net loss for the year ended June 30, 2008	-	-	-	-	(337,799)	(337,799)
Balance, June 30, 2008	180,884,920	$5,427,746	$53,221	$(5,253,808)	$(337,799)	$(110,640)
Capital stock issued as deposit on agreement on November 15, 2008 at $0.0042 per share	15,000,000	63,000	-	-	-	63,000
Capital stock issued for expenses incurred on behalf of the Company on October 13, 2008 at $0.0041 per shares	666,667	2,733	-	-	-	2,733
Capital stock issued for expenses incurred on behalf of the Company on November 20, 2008 at $0.0041 per share	800,000	3,280	-	-	-	3,280
Capital stock issued for expenses incurred on May 22, 2009 at $0.009 per share	3,000,000	27,000	-	-	-	27,000
Capital stock issued for expenses incurred on behalf of the Company on June 30, 2009 at $0.0045 per share	6,592,724	29,758	-	-	-	29,758
Capital stock issued for management fees on June 30, 2009 at $0.0045 per share	28,155,555	126,700	-	-	-	126,700
Net loss for the year ended June 30, 2009	-	-	-	-	(229,637)	(229,637)
Balance, June 30, 2009	235,099,866	$5,680,217	$53,221	$(5,253,808)	$(567,436)	$(87,806)
Net loss for the year ended June 30, 2010	-	-	-	-	(257,332)	(254,332)
Balance, June 30, 2010	235,099,866	5,680,217	53,221	(5,253,808)	(824,768)	(345,138)
Net loss for the period ended December 31, 2010	-	-	-	-	(196,077)	(196,077)
Balance, December 31, 2010	235,099,866	$5,680,217	$53,211	$(5,523,808)	$(1,020,845)	$(541,215)

The accompanying notes are an integral part of these consolidated financial statements

Amended – see Note 13

BIOMASS SECURE POWER INC.
(A development stage company)
INTERIM STATEMENTS OF CASH FLOWS
For the Six Months Ended December 31
(Unaudited)

	2010	2009	From July 1, 2007, the date of entering into development stage, to December 31, 2010

Cash Flows From (Used By) Operating Activities
Net loss for the period	$(196,077)	$(71,334)	$(1,020,845)
Items not involving cash:
Amortization	150	100	400
Shares issued for management fees		-	340,575
Shares issued for services		-	113,397
Change in non-cash operating working capital items:
Amounts receivable	(12,759)		(12,759)
Accounts payable and accrued liabilities	32,603	1,616	113,684
	(176,083)	(69,618)	(465,548)

Cash Flows From (Used By) Investing Activities
Acquisition of capital assets	-	(894)	(894)

Cash Flows From (Used By) Financing Activities
Loan proceeds from related party	177,053	70,446	467,386
Repayment of bank overdraft	(26)	-	-
	177,027	70,446	467,386
Decrease in Cash	944	(66)	944
Cash, Beginning of Period	-	124	-
Cash, End of Period	$944	$58	$944

Supplemental Cash Flow Information
Shares issued as deposit	$-	$-	$63,000
Common stock issued in settlement of debt	$-	$-	$73,159
Interest Paid	$-	$-	$-
Income Taxes Paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

Amended – see Note 13

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At December 31, 2010
(Unaudited)

1.	NATURE OF BUSINESS AND OPERATIONS

Biomass Secure Power Inc., formerly Virtual Media Holdings Inc., (“Biomass” or the “Company”), became a development stage enterprise July 1, 2007. Prior to July 1, 2007, the company was conducting internet sales of videos, CDs, DVDs and books as Virtual Media Holdings Inc, (formerly VMH VideoMovieHouse.com Inc.). As at June 30, 2007, the company ceased all operations in connection with internet sales, wrote-off all related assets and was seeking a new business. The Company plans to build, own and operates cellulose pelletizing plants that utilizes proprietary technology. The Company’s headquarters are located in Abbottsford, British Columbia.

The Company is presently a delinquent filer with the Securities Exchange Commission and is filing for relief from filing audited financial statements for the years ended June 30, 2007 and 2006. At this time, it is not known if the relief will be granted.

2.	ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company only commenced its development of a cellulose pelletizing activities in the first quarter of 2008. Previously, the Company had been actively operating an internet sales company. On June 30, 2007, the Company disposed of all of its assets in connection with the internet sales activities. During the six months ended December 31, 2009, the Company incurred a net loss of $196,077 (2009 - $71,334). Since the Company had re-entered the development stage, it has an accumulated deficit of $1,020,845 at December 31, 2010. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent on its ability to develop its cellulose pelletizing plant and ultimately achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $250,000 to fund its operations during the next twelve months. Management has plans to seek additional capital through a private placement, public offering of its common stock and joint arrangements. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are consistent with those reported in the annual financial statements as at June 30, 2010.

Amended – see Note 13

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At December 31, 2010
(Unaudited)

4.	RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2010, the FASB issued ASU, on codification, fair value measurement and disclosures (Topic 820-10). The amendment requires new disclosures related to transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements. A reporting entity is required to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. Additionally, in the reconciliation for fair value measurements in Level 3, a reporting entity must present separately information about purchases, sales, issuances and settlements (on a gross basis rather than a net number). The new disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The Company does not anticipate the adoption of this amendment will have a material effect on its financial position, results of operations or cash flows.

In April 2010, the FASB issued accounting guidance for the milestone method of revenue recognition. This guidance allows entities to make a policy election to use the milestone method of revenue recognition and provides guidance on defining a milestone and the criteria that should be met for applying the milestone method. The scope of this guidance is limited to transactions involving milestones relating to research and development deliverables. The guidance includes enhanced disclosure requirements about each arrangement, individual milestones and related contingent consideration, information about substantive milestones and factors considered in the determination. This guidance is effective prospectively to milestones achieved in fiscal years, and interim periods within those years, beginning after June 15, 2010. Early application and retrospective application are permitted. The Company is currently evaluating the impact, if any, that this new guidance will have on the determination or reporting of its financial results.

The FASB issued new guidance relating to revenue recognition for contractual arrangements with multiple revenue-generating activities. The ASC Topic for revenue recognition includes identification of a unit of accounting and how arrangement consideration should be allocated to separate the units of accounting, when applicable. The new guidance, including expanded disclosures, is applied on a prospective basis beginning on or after June 15, 2010.

5.	AMALGAMATION AGREEMENT.

On October 29, 2008, the Company entered into an Amalgamation Agreement (the “Agreement”) with 0625920 BC Ltd. (“0625920”) whereby the Company will be acquiring certain intellectual property of 0625920 by way of merger of the two Companies. At the time of the Agreement the Company and 0625920 had a common director and officer, Mr. Jim Carroll, who is the President/CEO/CFO of the Company and was the President of 0625920, and had two common shareholders, Mr. Carroll and his spouse. Pursuant to the terms of the Agreement fifteen common shares of the Company will be issued in exchange for each 0625920 share outstanding at the Agreement date, resulting in the issuance of 225,269,250 common stock to 0625920 shareholders.

On November 1, 2008 the Company issued 15,000,000 common stock, as a deposit on the Agreement, to Mr. George Pappas, a director of 0625920, who was unrelated to the Company at that time. The deposit forms part of the total share consideration to be issued pursuant to the Agreement. Therefore, a further 210,269,250 common stock are to be issued.

As a result of a cease-trade order issued by the British Columbia Securities Commission on November 19, 2009 the remaining 210,269,250 common stock has not been issued and therefore, the transaction has not been completed nor reflected in the financial statements. The above agreement has been deferred until the cease-trade order is revoked.

Amended – see Note 13

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At December 31, 2010
(Unaudited)

6.	PROPERTY AND EQUIPMENT

	December 31, 2010		June 30, 2010
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Computers	$894	$400	$894	$250
Net Book Value		$494		$644

7.	DUE TO RELATED PARTIES

The Company is indebted to directors and officers of the Company for operating expenses paid by those individuals on behalf of the company, cash advances and accrued management fees. The amounts are payable on demand, unsecured and without interest.

	December 31, 2010	June 30, 2010

Balance, beginning	$297,801	$65,235
Accrued management and director fees	120,000	170,000
Cash advances	-	4,000
Expenses paid on behalf of the company	57,053	58,566
Balance, ending	$474,854	$297,801

8.	CAPITAL STOCK

The Company has unlimited shares of no par common stock authorized.

Share issuances in year ended June 30, 2010 and the period ended December 31 2010

There was no stock issued during the year ended June 30, 2010 and the period ended December 31, 2010 due to a cease trade order issued by the British Columbia Securities Commission November 19, 2009.

Stock Options

On March 24, 2004, the Company’s Board of Directors approved a nonqualified stock option plan. This plan, subject to authorization of the Company’s Board of Directors, allows the Company to distribute up to 5,000,000 options on common stock to officers, directors, employees and consultants at an exercise price of up to $0.25 per share. On October 8, 2004, the Board of Directors approved an increase in S-8 stock to 15,000,000 options on common stock to officers, directors, employees and consultants at an exercise price of up to $0.03 per share.

During the period ended December 31, 2010 and the year ended June 30, 2010, there were no common stock options granted. As of December 31, 2010 and June 30, 2010, there were no outstanding exercisable or un-exercisable common stock options.

Amended – see Note 13

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At December 31, 2010
(Unaudited)

9.	COMMITMENT TO ISSUE SHARES

The Company’s stock are traded on the OTC Bulletin Board in the United States and the Company is subject to the securities laws of the United States and Canada. On November 19, 2009, the British Columbia Securities Commission issued a cease trade order against the Company thereby preventing the Company from issuing or exchanging stock of the Company until the cease trade order is removed.

Subsequent to the date of the cease trade order the Company entered into the following transactions approved by the directors requiring the issuance of stock upon the removal of the cease trade order. These transactions have not been recorded in the financial statements as the transactions have not been completed:

a)	Amalgamation Agreement

On October 29, 2008 the Company entered into an Amalgamation Agreement with 0625920 BC Ltd whereby the Company will acquire certain intellectual property of 0625920 by way of merger of the two companies. Pursuant to the terms of the Agreement fifteen common stock of the Company will be issued to the share holders of 0625920 in exchange for each common share of 0625920 outstanding at the Agreement date, resulting in the issue of 225,269,250 common stock of the Company (See Note 5).

On November 1, 2008 the Company issued 15,000,000 common stock, as a deposit on the Agreement. The deposit forms part of the total share consideration to be issued pursuant to the Agreement. Therefore, a further 210,269,250 common stock remain to be issued.

On June 30, 2009 the Company was legally amalgamated with 0625920 under the laws of the Province of British Columbia. As a result of a cease-trade order issued by the British Columbia Securities Commission the common stock has not been issued and therefore, the transaction has not been completed nor reflected in the Company’s June 30, 2010 financial statements. The above agreement has been deferred until the cease-trade order is lifted and has not been recorded in the balance sheet of the Company.

b)	Settlement of Debt

On February 24, 2010 the board of directors, subject to the revocation of the cease trade order, approved the issuance of 81,864,686 common stock in settlement of $125,253 due related parties. The amounts due to directors and officers arise from $15,253 advanced to or expended on behalf of the Company by directors and officers and $110,000 of unpaid management compensation. The price per share of the settlement is subject to the approval of the British Columbia Securities Commission and will be amended upon revocation of the cease trade order to reflect the trading price in effect after the cease trade is lifted.

Amended – see Note 13

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At December 31, 2010
(Unaudited)

9.	COMMITMENT TO ISSUE STOCK - Continued

c)	Financing

On March 1, 2010 the board of directors, subject to the removal of the cease trade order, authorized the issuance of capital stock to raise a total of $100,000. Pursuant to that approval, between March 1, 2010 and June 30, 2010, the Company received the benefit of $23,005 expended by Mr. Jim Carroll, the Company’s President/CEO/CFO, on behalf of the Company. The funds expended were advanced to Mr. Carroll by family members and business associates of Mr. Carroll (the “Investors”) for the purpose of investing in stock of the Company. With respect to this transaction the Company acknowledges:

i.	No share subscriptions were received from Mr. Carroll. There was a verbal understanding between Mr. Carroll and the Company that stock would be issued;

ii.	There was a benefit to the Company in the amount of the $23,005 expended on its behalf; and

iii.	The expenditures have been recorded as operating expenses of the Company for the year ended June 30 2010 and have been credited to due to related parties.

Subsequent to June 30, 2010:

i.	The board of directors have agreed to advise Investors that they will have the opportunity to subscribe for Company stock, upon the revocation of the cease trade order, at a share price to be determined subsequent to the revocation, and

ii.	Mr. Carroll has expended a further $67,000 on behalf of the Company. The funds expended were advanced to Mr. Carroll by family member and business associates of directors of the Company.

10.	RELATED PARTY TRANSACTIONS

During the six months ended December 31, 2010 the Company was charged management fees totaling $120,000 (2009 - $60,000) by directors and officers of the Company.

The above-noted transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11.

COMMITMENTS AND CONTINGENCIES

A statement of claim was issued against the Company for breach of employment contract. The Company has filed a statement of defense disputing the action. The claim is presently being disputed by the Company and the settlement is undeterminable at this time. Any legal costs relating to this claim have been recorded in the financial statements. The likelihood of loss is remote.

A second statement of claim was issued against the Company to remove the trading restriction on the restricted stock. The Company has filed a statement of defense disputing the action. The claim is being disputed as management believes the performance commitment in connection with the issuance of the stock was not completed and has taken steps to cancel these stock. Any legal costs relating to this claim have been recorded in the financial statements. The likelihood of loss is remote.

The Company establishes reserves for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be higher or lower than any amounts reserved for the claims. On the basis of information currently available, advice of counsel, available insurance coverage, if applicable, and established reserves, it is the opinion of management that the eventual outcome of the actions against us are remote will not have a material adverse effect on our financial condition, results of operations, or cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of legal matters, if unfavorable, may be material to our financial condition, results of operations, or cash flow.

Amended – see Note 13

BIOMASS SECURE POWER INC.
(A development stage company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
As At December 31, 2010
(Unaudited)

12.

SUBSEQUENT EVENTS

During the period ended December 31, 2010 the Company made application to the British Columbia Securities Commission (“BCSC”) for revocation of the cease trade order issued against the Company on November 9, 2009.  Subsequent to December 31, 2010, as a result of the application for revocation the Company has received the following communication from the BCSC:

a)	Revision to financial statements – The BCSC has required the Company to revise the financial statements to clarify and to provide additional disclosure in Notes 5 and 9 to the financial statements; and

b)	Review of pending share transactions – The BCSC is currently reviewing pending share issuance transactions (Note 9 b) and c) and will require restructuring of those transactions to reflect the trading price in effect after the cease trade is lifted. Details of any restructuring are not know at this time.

13.

REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The financial statements have been revised at the request of the British Columbia Securities Commission (“BCSC”) to correct and clarify information related to the Amalgamation Agreement (Notes 5 and 9a), indicate the terms are subject to approval of the BCSC and such terms will be amended (Note 9b), and correct and clarify information related to the proposed financing and to indicate the terms are subject to approval of the BCSC and such terms will be amended (Note 9c).  As a result of the above noted revisions significant subsequent events occurring between the date of the original financial statements and the issue of the amended financial statements are reported in Note 12.